Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCT AND STRUCTURED DEPOSITS

SUBSCRIPTION OF EVERBRIGHT PRODUCTS

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for (i) Everbright Product No.1 in the principal amount of RMB0.8 billion with China Everbright Bank Company Limited Tianjin Branch on July 6, 2023; (ii) Everbright Product No.2 in the principal amount of RMB1.1 billion with China Everbright Bank Company Limited Tianjin Branch on August 22, 2023; and (iii) Everbright Product No.3 in the principal amount of RMB2 billion with Everbright Wealth Management on September 13, 2023.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of Everbright Product No.1 and Everbright Product No.2 were below 5% whether on a standalone basis or an aggregate basis, the subscription of Everbright Product No.1 and Everbright Product No.2 did not constitute discloseable transactions of the Company.

As (i) Everbright Product No.1, Everbright Product No.2 and Everbright Product No.3 were issued by subsidiary or branch of China Everbright Bank Company Limited and (ii) when subscribing for Everbright Product No.3, Everbright Product No.1 and Everbright Product No.2 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of Everbright Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

BACKGROUND

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for (i) Everbright Product No.1 in the principal amount of RMB0.8 billion with China Everbright Bank Company Limited (中國光大銀行股份有限公司) Tianjin Branch on July 6, 2023; (ii) Everbright Product No.2 in the principal amount of RMB1.1 billion with China Everbright Bank Company Limited Tianjin Branch on August 22, 2023; and (iii) Everbright Product No.3 in the principal amount of RMB2 billion with Everbright Wealth Management on September 13, 2023.

EVERBRIGHT PRODUCTS

The principal terms of the subscription of Everbright Products are set out as follows:

	2023 Exchange	2023 Exchange
	Rate-linked	Rate-linked
	Corporate	Corporate
	Structured Deposit	Structured Deposit
	Customized Product	Customized Product
	Phase 7 No. 133	Phase 8 No. 376	Sunshine Jinfengli
	(2023年掛鈎匯率對	(2023年掛鈎匯率對	Zhenxiang No. C031
	公結構性存款定制	公結構性存款定制	(陽光金豐利
Product Name:	第七期產品133)	第八期產品376)	臻享C031期)

Date of Subscription:	July 6, 2023	August 22, 2023	September 13, 2023

Issuer:	China Everbright Bank Company Limited Tianjin Branch		Everbright Wealth Management

Subscriber:	Lianjia (Tianjin) Enterprise Management Co., Ltd.

Subscription Amount:	RMB0.8 billion	RMB1.1 billion	RMB2 billion

Term of product:	92 days (July 6, 2023 to October 6, 2023)	92 days (August 22, 2023 to November 22, 2023)	362 days (September 14, 2023 to September 10, 2024)

Type of Investment Return:	Principal guaranteed with floating return		Non-principal guaranteed with floating return

Risk level of product (internal risk assessment by the issuer):	Low level risk		Relatively low risk

Annualized rate of return of product expected by the Company:	1.5%/2.95%/3.05%	1.5%/2.85%/2.95%	2.90%

Right of early termination or Redemption:	The Group has no right of early termination or redemption		The Group has no right of early termination or redemption as long as the major terms remain unchanged

The subscription for the Everbright Products is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF EVERBRIGHT PRODUCTS AND THEIR BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of Everbright Products ranges from low to relatively low, while the Company can enjoy a relatively higher return from investments in Everbright Products after comparing quotes from different issuers.

The Directors consider that the terms of subscription of Everbright Products are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Lianjia (Tianjin) Enterprise Management Co., Ltd. is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

China Everbright Bank Company Limited Tianjin Branch is a branch of China Everbright Bank Company Limited, a licensed bank incorporated under the laws of the PRC listed on the Stock Exchange (stock code: 6818) and the Shanghai Stock Exchange (stock code: 601818). Everbright Wealth Management is a bank financial subsidiary wholly-owned by China Everbright Bank Company Limited. The business scope of Everbright Wealth Management mainly covers issuing wealth management products to the public and investing and managing the investors’ assets as trustee, issuing wealth management products to qualified investors and investing and managing the investors’ assets as trustee, and financial advisory and consulting services, etc.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, China Everbright Bank Company Limited Tianjin Branch, Everbright Wealth Management and their respective ultimate beneficial owners are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of Everbright Product No.1 and Everbright Product No.2 were below 5% whether on a standalone basis or an aggregate basis, the subscription of Everbright Product No.1 and Everbright Product No.2 did not constitute discloseable transactions of the Company.

As (i) Everbright Product No.1, Everbright Product No.2 and Everbright Product No.3 were issued by subsidiary or branch of China Everbright Bank Company Limited and (ii) when subscribing for Everbright Product No.3, Everbright Product No.1 and Everbright Product No.2 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of Everbright Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Board”	the board of Directors

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Everbright Wealth Management”	Everbright Wealth Management Co., Ltd. (光大理財有限責任公司), a company incorporated in the PRC and a wholly-owned subsidiary of China Everbright Bank Company Limited

“Everbright Product No.1”	2023 Exchange Rate-linked Corporate Structured Deposit Customized Product Phase 7 No. 133 (2023 年掛鈎匯率對公結構性存款定制第七期產品133)

“Everbright Product No.2”	2023 Exchange Rate-linked Corporate Structured Deposit Customized Product Phase 8 No. 376 (2023 年掛鈎匯率對公結構性存款定制第八期產品376)

“Everbright Product No.3”	Sunshine Jinfengli Zhenxiang No. C031 (陽光金豐利臻享 C031 期)

“Everbright Products”	Everbright Product No.1, Everbright Product No.2 and Everbright Product No.3, collectively

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, September 13, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.